

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 24, 2008

Mr. Bruce L. Hartman
Chief Financial Officer
Yankee Holding Corp.
16 Yankee Candle Way
South Deerfield, MA 01373

RE: Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007
Forms 10-Q for the periods ended March 29, 2008, June 28, 2008 and September 27, 2008
File No. 333-141699-05

Dear Mr. Hartman:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6 – Selected Financial Data, page 19

2. We note that you present the non-GAAP measure EBITDA. Please provide a
more detailed reconciliation from EBITDA to cash flows from operations in
future filings, which shows all significant non-cash items. In this regard, in order
to clarify our understanding of this measure, please provide us with a
reconciliation between net income and EBITDA.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Non-GAAP Combined Information, page 26

3. We note the change in basis between the Predecessor and the Successor. It is the
position of the staff that presentation of combined information below that of gross
profit is not meaningful, nor is the related detailed analysis. In the future, please
limit your analysis of 2007 combined information so that combined amounts
below gross profit are not compared to other periods.

Liquidity and Capital Resources, page 34

4. Please revise your table of contractual obligations to include the payments you are
obligated to make under your interest rate swap agreement. Because the table is
aimed at increasing transparency of cash flow, we believe these payments should
be included in the table. If you have already included these amounts in the
estimated interest payments line item, please revise your disclosure to clarify this.
Please also disclose any assumptions used to derive estimated payments under
interest rate swaps.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 29, 2007

Item 8 – Financial Statements and Supplementary Data, page 2

General

5. You indicate that you are self-insured for certain losses related to health insurance
and worker's compensation on page 24 of your Form 10-K. Given that you
consider the accounting for these accruals to be a critical accounting policy,
please disclose your stop-loss limits associated with each risk you are self-insured
for, including, but not limited to, health insurance and worker's compensation.
Please also disclose each risk for which you do not have stop-loss limits. Please
also quantify the dollar amount of your self insurance accruals for each period

presented. Please similarly revise your MD&A to include disclosures about your health insurance and worker's compensation accruals as well.

Consolidated Statements of Stockholders' Equity, page 5

6. Regarding the column of common stock shares, it appears that you present the number of common shares outstanding for the year ended December 30, 2006 in thousands, while you present the actual number of common shares issued for the period ended December 29, 2007. Please revise so your presentation is consistent.

Note 4 – Purchase Accounting, page 12

7. You made references here and on page 19 to the use of independent third-party appraisers and valuation specialists. Please tell us the nature and extent of the independent third parties' involvement in the valuation of certain tangible and intangible assets acquired and liabilities assumed. Also, tell us whether you believe the independent third parties were acting as experts as defined in the Securities Act of 1933.

Note 11 – Long-Term Debt, page 20

8. We note that you are required to comply with various financial covenants under your senior secured credit facility. Please clarify your disclosure to state if you are required to comply with additional covenants under your senior secured term loan facility or senior notes. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date. This disclosure should be provided for all financial covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

9. You disclose on page 20 of your Form 10-K that the debt covenants in the credit agreement relating to your amended credit facility contain ratios based on an EBITDA measure as defined in footnote 11. It appears that you did not have any outstanding amounts under the amended credit facility as of December 29, 2007. As such, please clarify whether EBITDA as shown on page 20 of your Form 10-K is the same exact measure discussed relating to the debt covenants in the senior secured credit facility on page 21 of your Form 10-K/A.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008

General

10. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements

Value of long-lived assets, including intangibles, page 25

11. We note that you completed your annual impairment testing of goodwill and indefinite-lived intangible assets as of November 3, 2007 noting that in all cases fair value exceeded carrying value and no impairment was recorded as a result of these tests. Given your results of operations for the thirty-nine weeks ended September 27, 2008, please tell us whether you concluded there were triggering events that would require an interim test during this period. If you concluded that there were no triggering events, please elaborate.

12. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - You use a combination of market-based and income-based approaches to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
   - How you weight each of the methods used including the basis for that weighting;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

13. Your disclosures indicate that you fund your operations from cash flow from operations and borrowings under your Credit Facility. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from the Credit Facility have been required to fund operations and capital expenditures. Please describe how you determined that remaining availability under the Credit Facility will continue to be sufficient to meet your needs.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

       Sincerely,

       John Hartz
       Senior Assistant Chief Accountant